Ex.

SEC 19008779 ON

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-45693

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KANSAS CITY BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 ANTIOCH, STE 420
(No. and Street)

OVERLAND PARK (City) KANSAS (State) 66204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY MARCHESI 913-384-4994
(Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY, CPA'S, CHTD
(Name - *if individual, state last, first, middle name*)

511-B NORTH MUR-LEN ROAD (Address) OLATHE (City) KANSAS (State) 66062 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, TIMOTHY MARCHESI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KANSAS CITY BROKERAGE, INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA BEARD
Notary Public State of Kansas
My Appointment Expires
2/10/22

[Signature]
Notary Public

[Signature]
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kansas City Brokerage, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kansas City Brokerage, Inc. as of December 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kansas City Brokerage, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kansas City Brokerage, Inc.'s management. Our responsibility is to express an opinion on Kansas City Brokerage, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kansas City Brokerage, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I has been subjected to audit procedures performed in conjunction with the audit of Kansas City Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of Kansas City Brokerage, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Kansas City Brokerage, Inc.'s auditor since 2016.

Olathe, Kansas

February 26, 2019

Kansas City Brokerage, Inc.
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	43,003
Due From Parent		24,000
Consulting contract receivables		34,658
Total assets	$	101,661
Liabilities		
Services due to customers	$	20,910
Third-party payer funds		94
Due to Parent		12,055
Total liabilities		33,059
Stockholders' Equity		
Common stock, $.01 par value; 100,000 shares authorized; 1,000 shares issued and outstanding	$	10
Additional paid-in capital		277,724
Retained deficit		(209,132)
Total stockholders' equity		68,602
Total liabilities and stockholders' equity	$	101,661

Kansas City Brokerage, Inc.
Statement of Operations
Year Ended December 31, 2018

Revenues	
Brokerage income, net of clearing broker commissions	$ -
Other income	403
Total Revenue	403
Expenses	
Other expenses	19,215
Total expenses	19,215
Net Income	$ (18,812)

Kansas City Brokerage, Inc.
Statement of Retained Deficit
Year Ended December 31, 2018

Balance (Deficit), January 1, 2016	$	(190,320)
Net Income		(18,812)
Balance (Deficit), December 31, 2016	$	(209,132)

See Independent Auditor's Report

Kansas City Brokerage, Inc.
Statement of Cash Flows
Year Ended December 31, 2018

Operating Activities		
Net Income	$	(18,812)
Changes in		
Consulting contract receivables		(11,001)
Interest Receivable		48
Due to parent		(77,945)
Net cash provided by operating activities		(107,710)
Investing Activities		
Redemption of Certificate of Deposit –		144,362
Net cash used in investing activities		144,362
Increase in Cash and Cash Equivalents		36,652
Cash and Cash Equivalents, Beginning of Year		6,351
Cash and Cash Equivalents, End of Year	$	43,003

See Independent Auditor's Report

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

The Company, a 79% owned subsidiary of DeMarche Associates, Inc. (DeMarche), an employee benefit plan consultant, provides brokerage services on behalf of clients of its parent through a clearing agent. The Company does not hold funds or securities for clients.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA). The Company is a Kansas Corporation.

Employee benefit plan clients purchase DeMarche consulting services from the Company and pay for these services in cash or with brokerage commissions generated from investment transactions directed through the Company's clearing agent. The Company purchases the consulting services provided to its clients from its parent.

The Company also offers a Third-Party Payer program wherein the Company collects and accumulates brokerage commissions from trades directed by the client through the Company's clearing agent and in return makes credits available to the client for the payment of various plan expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Note 1: Nature of Operations and Summary of Significant Accounting Policies - Continued

Income Taxes

The Company and its parent company file separate income tax returns. Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Brokerage Income Recognition

Brokerage income and related clearing brokers' commissions are recognized on a trade date basis as securities transactions occur.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Note 2: Related Party Transactions

Facilities and Services Agreement

The Company had a facilities and services agreement with its parent in which office space, personnel, equipment, supplies, accounting and legal and other services are provided to the Company. The Company's agreement provided that the Company pay $5,000 per month for the period from January 1, 2008 to December 31, 2008. This agreement was amended June 1st, 2008 and there is no longer a set service fee being charged but the parent charges the Company for direct expenses incurred by the parent on behalf of the Company.

Note 3: Income Taxes

No provision or benefit for income taxes is recorded in the accompanying statement of operations as the Company has a net loss for both financial reporting and income tax purposes.

The tax effects of temporary differences related to defer taxes are as follows:

Deferred tax assets		
Services due to customers	$	5,080
Net operating loss carry forwards		113,591
Net deferred tax asset before valuation allowance	$	118,671
Valuation allowance		
Beginning balance	$	87,797
Increase during the period		30,874
Ending balance		118,671
Net deferred tax asset	$	-0-

The Company has unused operating loss carry forwards of approximately $349,511 which will not expire under the 2018 tax act. Due to the change in tax law the effective tax rate was changed from 20% in 2017 to 26% in 2018 to reflect the changes in rates. The new operating loss is now limited to 80% for carry forward purposes and has been reduced accordingly.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax position at December 31, 2018 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2018.

Note 4: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or 6 2/3% of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was 1.4447 to 1 as of December 31, 2018. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $9,944 as of December 31, 2018, which exceeded the required net capital by $4,944

Note 5: Cash

As of December 31, 2018, the Company's deposits were fully insured by FDIC insurance coverage.

Note 6: Commitments, Contingencies, and Guarantees

At December 31, 2018, the Company had not entered into any purchase or sales commitments, nor were there any other commitments, contingencies or guarantees.

Note 7: Subsequent Events

Subsequent events were reviewed up until February 26, 2018 which was the day the financial statements were available for issue.

Supplementary Schedule

Kansas City Brokerage, Inc.
Computation of Net Capital under Rule 15c3-1
December 31, 2018

Schedule I

Aggregate Indebtedness	$	33,059
Stockholders' Equity	$	68,602
Less Nonallowable Assets		
Consulting contract receivables		(23,658)
Less haircuts on certificates of deposit account		(24,000)
Excess Net capital		9,944
Less net capital requirements – greater of $5,000 or 1/15 of Aggregate indebtedness		(5,000)
Net capital in excess of requirement	$	4,944
Ratio of Aggregate Indebtedness to Net Capital		3.32to 1

Note: The Company is in compliance with the exemption provision from Rule 15c3-3.

Note: There was no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Kansas City Brokerage, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2018, in which (1) Kansas City Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kansas City Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Kansas City Brokerage, Inc. stated that Kansas City Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kansas City Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kansas City Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co

Olathe, Kansas

February 26, 2019

[redacted]

Kansas City
BROKERAGE, INC.

February 26, 2019

David Lundgren & Co.
505 N. Mur-Len Road
Olathe, Kansas 66062

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best of our knowledge and belief:

1. Kansas City Brokerage, Inc. claims exemption 15c-3(k)(2)(ii) from 15c-3;
2. Kansas City Brokerage, Inc. has met the identified exemption from January 1, 2018 through December 31, 2018, without exception, unless, if applicable as stated in number 3 below,
3. Kansas City Brokerage, Inc. has had no exception to report this fiscal year.

Regards,

Timothy J Marchesi

Timothy Marchesi
President
Kansas City Brokerage, Inc.